SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                            Carr-Gottestein Foods Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    14441E10
                                    --------
                                 (CUSIP Number)




         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages

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CUSIP NO.  14441E10
------------------------------
------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON

         First Manhattan Co.                         13-1957714
------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [ ]
                                                                       (b) [X]
------------------------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------------------------
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
------------------------------------------------------------------------------
                           5.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ---------------------------------------------------
BENEFICIALLY               6.       SHARED VOTING POWER
  OWNED BY                          510,325
    EACH                   ---------------------------------------------------
 REPORTING                 7.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ---------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER
                                    511,325
--------------------------------------------------------------------------------
 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           511,325*
------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                             [  ]
------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                          6.6%
------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         BD, IA, PN
------------------------------------------------------------------------------


----------

* Includes 414,555 shares owned by family members of General Partners of First Manhattan Co. which are being reported for informational purposes. First Manhattan Co. disclaims beneficial ownership as to such 414,555 shares.


                                Page 2 of 4 pages



Item 1(a)      Name of Issuer:                                            Carr-Gottestein Foods Co.

Item 1(b)      Address of Issuer's Principal Executive Offices:           6411 A Street
                                                                          Anchorage, AK  99518

Item 2(a)      Name of Person Filing:                                     First Manhattan Co.

Item 2(b)      Address of Principal Business Office:                      437 Madison Avenue
                                                                          New York, NY  10022

Item 2(c)      Citizenship:                                               U.S.A.

Item 2(d)      Title of Class of Securities:                              Common

Item 2(e)      CUSIP Number:                                              14441E10

Item 3         Check whether the person filing is a:

      (a)      x   Broker or Dealer registered under Section 15 of
                   the Act

      (b)  -  (d)                                                         Not applicable.

      (e)      x   Investment Adviser registered under Section 203
                   of the Investment Advisers Act of 1940

      (f) -   (h)                                                         Not applicable.

Item 4(a)      Amount Beneficially Owned:                                 511,325*

Item 4(b)      Percent of Class:                                          6.6%

Item 4(c)      Number of shares as to which such person has:

      (i)      sole power to vote or to direct the vote                   0

      (ii)     shared power to vote or to direct the vote                 510,325

      (iii)    sole power to dispose or to direct the                     0
               disposition of

      (iv)     shared power to dispose or to direct the disposition of    511,325

Item 5         Ownership of Five Percent or Less of Class                 Not applicable.

Item 6         Ownership of More than Five Percent on Behalf of           Not applicable.
               Another Person

Item 7         Identification and Classification of the Subsidiary        Not applicable.
               Which Acquired the Security Being Reported on by
               the Parent Holding Company

Item 8         Identification and Classification of Members of the        Not applicable.
               Group

Item 9         Notice of Dissolution of Group                             Not applicable.


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* Includes 414,555 shares owned by family members of General Partners of First Manhattan Co. which are being reported for informational purposes. First Manhattan Co. disclaims beneficial ownership as to such 414,555 shares.

                                Page 3 of 4 pages

Item 10        Certification.


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 30, 1997
---------------------------------------
Date



/s/ Neal K. Stearns
---------------------------------------
Signature



Neal K. Stearns, General Partner
---------------------------------------
Name/Title


                                Page 4 of 4 pages